April 21, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 7010

Attn.:	Rufus Decker, Accounting Branch Chief

Re:	Solar Thin Films, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 001-13549

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 of Solar Thin Films, Inc. (the "Company") by letter dated March 25, 2009 to Mr. Robert Rubin, the Company's Chief Financial Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Comment:

Where a comment below requests additional disclosures or other revisions to be made,please show us in your supplemental response what the revisions will look like. Theserevisions should be included in your future filings, including your interim filings.

Response:

In the Company’s responses to the comments of the Commission which requests additional disclosures or other revisions to be made, the Company has showed the Commission what the revisions will look like in the form of a supplemental response included herein.  In addition, the Company confirms that such revisions will be included in its future filings with the Commission, including the Company’s future interim filings.

Note 10 - Minority Interest and Put Liability, page F-26

2.	Comment:

We note your response to comment 19 from our letter dated December 10, 2008.

•
Please revise your disclosure to clarify the number of Solar Thin Power, Inc. shares you have agreed to re-acquire and the aggregate purchase price at which you agreed to acquire the shares. We note that pursuant to paragraph 15 of EITF D-98 if a security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.  However, you must disclose why it is not probable that the Solar Thin Power, Inc. shares will become redeemable.

•
Disclose the steps, if any, you have taken to register the shares of Solar Thin Power, Inc. With reference to these steps, please reassess your conclusion as of December 31, 2008 as to whether it is probable that these shares will become redeemable.  Address the need accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the Solar Thin Power, Inc. shares will become redeemable, if later) to their earliest redemption date or recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Solar Thin Power, Inc. shares to equal their redemption value at the end of each reporting period in accordance with paragraph 16 of EITF D-98.

Response:

Please note below the Company’s disclosure included in Amendment No. 1 to the annual report on Form 10-K/A for the year ended December 31, 2008 which will be filed on or prior to April 24, 2009.  The Company is currently in the preliminary stages of activity that will address and eliminate the put liability as described in its financial statements before the required effective date.  Therefore, the Company does not believe it is probable that the Solar Thin Power, Inc. shares will become redeemable, nor will accretion be required.  Accordingly, the Company believes disclosure of events uncertain to consummate would not be appropriate within its financial statements.

Put Liability

Additionally, in conjunction with the sale of the common stock of Solar Thin Power, Inc. at December 19, 2007; the Company agreed to complete a Registration Statement with the Securities Exchange Commission and use its best efforts to have the Registration Statement declared effective within eighteen months (“Effective Date”) of closing (June 10, 2009).  In the event that Solar Thin Power, Inc. is not a public reporting company by the Effective Date, the Company has agreed to re-acquire, at the option of the shareholders, half of the common stock issued or 3,535,000 shares at the aggregate purchase price ($0.50 per share for a total of $1,767,500) (“Put Option”).  The Company follows the SFAS No. 5, “Accounting for Contingencies” in accounting for this put liability as of December 31, 2008, which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable.  At December 31, 2008, the Company determined that the put obligation is not probable that the event will occur based on management’s assessment.

Note 5 - Deposit, page 15

3.           Comment:

We note your proposed revisions to future filings in response to comment 27 from our letter dated December 10, 2008.  Please tell us how you accounted for the transfer of $500,000 in equity in CG Solar from RESI in partial satisfaction of the $1.3 million related party accounts receivable.  Please also tell us and disclose the extent to which the August 2008 settlement agreement indicates the timing and method of payment for the remaining $800,000 owed.

Response:

The transfer of $500,000 in equity in CG Solar is expected to occur in 2009.  Once this transfer occurs as payment towards RESI accounts receivable, the Company’s holdings in CG Solar will increase to 20%. Although the Company will have one of five seats on CG Solar’s board of directors, the Company does not have any direct and or any significant indirect control of the management nor any significant influence on CG Solar’s operations since the Company has no influence on the executive management of CG Solar. Thus, the Company does not believe the equity method of accounting would be appropriate and therefore expects to follow the cost method of accounting for its investment in CG Solar.

Management has performed a detailed evaluation on the collectability of the related party receivable due from RESI at December 31, 2008.  As a result of management’s detailed assessment, the collectability of the remaining balance of $800,000 due from RESI has been determined with high degree of uncertainty based on RESI’s current financial condition and historical payment trends.  Accordingly, the Company has reserved the entire amount as an allowance for doubtful accounts and an offsetting charge against its consolidated statements of operations for the year ended December 31, 2008.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7

4.	Comment:

We note your response to comment 4 from our letter dated February 27, 2009. Please address each of the following points separately for Factory Sales transactions and Equipment Sales transactions:

•
It appears that you consider your Equipment Sale and Factory Sale arrangements to be revenue arrangements with multiple deliverables.  Please tell us how you considered paragraph 9 of EITF 00-21 in arriving at this conclusion.  Please also tell us how you considered paragraphs 11-16 of EITF 00-21 in determining the amount to allocate to each deliverable (i.e., equipment, installation and commissioning);

•	Clarify whether the equipment sold is standard equipment manufactured in the same way each time or if the equipment is customized to meet the end user’s needs and specifications;
•
If the equipment sold is standard equipment, please tell us how you evaluate the equipment prior to delivery to the customer to ensure that it will perform the same in the customer’s environment as it does in your factory;

•	Please explain the circumstances (if any) under which customers are permitted to return the equipment;
•	Explain whether installation for Equipment Sales and installation and commissioning for Factory Sales could be performed by the customer or a third party; and
•
It appears that for Factory Sales, there are significant customer acceptance criteria that cannot be effectively tested before delivery or installation at the customer’s site.  Please tell us how you considered Question 2 of SAB Topic 13A.3.b in determining that it was appropriate to recognize revenue from the equipment component of Factory Sales prior to completion of installation and commissioning.

Response:

In response to the first bullet point above, the Company considered its Equipment Sales and Factory Sales as a separate unit of accounting as a) the shipped equipment (both Equipment Sales and Factory Sales) has value to the customer on a standalone basis, b) there is an objective and reliable evidence of the fair value of the service portion of the revenue (installation and commissioning) as such approximate the fair value that a third party would charge the Company’s customer for the installation and commissioning fees if the customer so desire not to use the Company’s services, or the customer could complete the process using the information in the owner’s manual, although it would probably take significantly longer than it would take the Company’s technicians and or a third party to perform the installation and commissioning process, and c) there is no right of return for the shipped equipment and all equipments are inspected and approved by the customer before shipment.  Therefore, the Equipment Sales and Factory Sales in connection with the shipped equipment have been appropriately accounted as a separate unit of accounting.

In response to the second bullet point above, the individual pieces of equipment are all standard - that is they are produced, tested on site at Kraft, shipped, unpacked and installed in a standard fashion. This is true for both Equipment Sales and Factory Sales. For one Equipment Sale customer, the Company has created a modified standard based on its original design, which has subsequently been tested by both Kraft and the customer, and now acts as the standard for all shipments to such customer. For all other customers - both Equipment and Factory Sales - the components are the same, with only the specific configuration varying from customer to customer and site to site depending on whether all or a subset of the individual pieces of equipment are purchased, the capacity of the planned facility and the specific feature set produced.

In response to the third bullet point in this comment of the Commission, every piece of equipment is thoroughly tested in the Kraft facility according to a standard procedure and a certificate of performance is generated for each item to which a complete set of data on mechanical, electrical, vacuum and other data is attached. The customer is invited to Kraft’s facility to inspect the equipment and review the certificate of performance prior to shipment. Only then is the equipment shipped and the funds released to Kraft.

For the fourth bullet point set forth above, there is no right of return for the shipped equipment. Kraft provides a limited warranty on the product and agrees to repair any defects during the warranty period and has provided for such warranty liability at each reporting period based on historical trends.

With regard to the fifth bullet point in this comment of the Commission, Equipment Sale customers include either end users or general contractors familiar with the Company’s equipment and installation procedures as well as the use of the equipment. Both are fully capable of installing and commissioning the equipment on their own, whether they decide to purchase the equipment on an installed basis or not. Factory Sale customers may be either new to the business and require significant assistance with the installation and commissioning or may be experienced and able to perform the functions on their own in the event the Company fails to do so or the customer so desires to perform the installation and commissioning process on their own or hire a third party.  In either case, the Company only recognizes the equipment portion upon shipment and defer the fair value portion of the service revenues for the installation and commissioning process, which approximately 20% of the total revenue. The Company is aware of at least two third party companies who are able to perform the installation and commissioning services in the event the Company fails to do so or the customer desires not to use the Company’s services.

In response to the sixth and final bullet point in this comment of the Commission, the Factory Sales consist of Equipment Sales and Service Fees for the installation and commissioning process.  Revenue recognition on the Equipment Sales portion are upon shipment, which are after the customer’s inspection of the equipment and the review of the certificate of performance at Kraft’s facility.  The service revenue portion are recognized upon completion of the installation and the commissioning process.  Such will be evidenced by the customer’s sign-off for the installation and commissioning process.  The commissioning process includes a range of consulting services necessary to successfully complete the training of management, engineering and production personnel, debugging of any outstanding equipment problems, initial oversight or support for vendor relations and purchasing, documentation and transfer of process knowledge, and potential co-management of the production line during the period of the performance test or completion of the training process. As mentioned earlier, the customer could complete the installation and commissioning process by using the information in the owner’s manual, although it would probably take significantly longer than it would take the Company’s technicians and or use a third party to perform the installation and commissioning process if so desired, the installation and commissioning process is considered as a separate unit of accounting.  The Company has determined the fair value portion of the service fees for the installation and commissioning process to be approximately 20% of the total contracted amount based on what a third party would charge the customer.  As stated previously, in the event that the Company is unable to properly perform the installation and commissioning process, the customer’s recourse is to utilize the remaining 20% of total contracted price to purchase these services from a third party. Accordingly, the Company will recognize the service revenue portion only upon completion of the installation and commissioning process as will be evidenced by customer’s sign-off on such process.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Rubin

Robert M. Rubin
Chief Financial Officer

cc:	Jeanne Baker, Assistant Chief Accountant
Lisa Haynes, Staff Accountant